Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)
As confidentially submitted to the Securities and Exchange Commission on June 28, 2024 as Amendment No. 1 to the draft registration statement submitted on May 7, 2024
This draft registration statement has not been publicly filed with the Securities and Exchange Commission.
All information herein remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Treasure Holdco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	99-0807091
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
101 Oakley Street, Evansville, Indiana	47710 (Zip Code)
(Address of Principal Executive Offices)
(812) 424-2904
(Registrant’s telephone number, including area code)
Securities to be Registered Pursuant to Section 12(b) of the Act:
None
Securities to be Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share
(Title of Class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)
TREASURE HOLDCO, INC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN ITEMS OF FORM 10
AND THE ATTACHED INFORMATION STATEMENT.
This Registration Statement on Form 10 of Treasure Holdco, Inc., a Delaware corporation (the “Registrant” or “Spinco”), incorporates by reference information contained in (a) the proxy statement/prospectus of Glatfelter Corporation (“Glatfelter”) filed as Exhibit 99.1 hereto, which is serving as an information statement of Spinco (the “Information Statement”), (b) the Annual Report on Form 10-K of Glatfelter for the fiscal year ended December 31, 2023, filed as Exhibit 99.2 hereto (the “Glatfelter Form 10‑K”), and (c) the definitive proxy statement on Schedule 14A of Glatfelter for its 2024 annual meeting of shareholders filed as Exhibit 99.3 hereto (the “Glatfelter Proxy Statement”), which includes the information referenced in Part III of the Form 10-K filed as Exhibit 99.2 hereto. None of the information contained in the Information Statement, the Glatfelter Form 10-K or the Glatfelter Proxy Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.    Business.
The information required by this item is contained under Item 1 of the Glatfelter Form 10-K and the following sections of the Information Statement:

•
“Summary — Parties to the Transactions”;

•
“Summary — The Transactions”;

•
“Summary — Key Terms of the RMT Transaction Agreement”;

•
“Summary — Debt Financing”;

•
“Summary — Other Agreements Related to the Transactions”;

•
“Parties to the Transactions — Information about Glatfelter”;

•
“Parties to the Transactions — Information about Berry”;

•
“Parties to the Transactions — Information about Spinco and the HHNF Business”;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations of the HHNF Business”;

•
“The Transactions — The Transaction Steps”;

•
“The Transactions — The Separation and the Spinco Distribution”;

•
“The Transactions — The Merger”;

•
“The Transactions — Liquidity and Capital Resources Following the Transactions”;

•
“The RMT Transaction Agreement”;

•
“The Separation and Distribution Agreement”;

•
“Debt Financing”; and

•
“Other Agreements Related to the Transactions.”

Those sections are incorporated herein by reference.
Item 1A.    Risk Factors.
The information required by this item is contained under Item 1A of the Glatfelter Form 10-K and the following sections of the Information Statement:

•
“Questions and Answers about the Transactions — Are there possible adverse effects on the value of Glatfelter common stock to be received by Glatfelter and Berry stockholders?”;

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)

•
“Questions and Answers about the Transactions — What are the material U.S. federal income tax consequences to Berry stockholders resulting from the Transactions?”;

•
“Questions and Answers about the Transactions — What are the material U.S. federal income tax consequences to Glatfelter and Glatfelter shareholders resulting from the Transactions?”;

•
“Questions and Answers about the Transactions — Are there risks associated with the Transactions?”;

•
“Questions and Answers about the Transactions — Does Glatfelter have to pay anything to Berry if the RMT Transaction Agreement is terminated?”;

•
“Questions and Answers about the Transactions — Does Berry have to pay anything to Glatfelter if the RMT Transaction Agreement is terminated?”;

•
“Summary — Material U.S. Federal Income Tax Consequences”;

•
“Summary — Summary Risk Factors”;

•
“Risk Factors”; and

•
“Material U.S. Federal Income Tax Consequences.”

Those sections are incorporated herein by reference.
Item 2.    Financial Information.
The information required by this item is contained under Items 7 and 7A of the Glatfelter Form 10-K and the following sections of the Information Statement:

•
“Questions and Answers about the Transactions — How will the Transactions impact the future liquidity and capital resources of the combined company?”;

•
“Questions and Answers about the Transactions — Will the Spinco Distribution and Merger affect the Berry equity-based awards held by Spinco Employees?”;

•
“Questions and Answers about the Transactions — Will the Spinco Distribution and the Merger affect the Berry equity-based awards held by Berry employees?”

•
“Summary — Debt Financing”;

•
“Summary – Opinion of Glatfelter’s Financial Advisor”;

•
“Summary — Accounting Treatment”;

•
“Summary Historical and Pro Forma Financial Information”;

•
“Unaudited Pro Forma Condensed Combined Financial Information”;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations of the HHNF Business”;

•
“The Transactions — Opinion of Glatfelter’s Financial Advisor”;

•
“The Transactions — Prospective Financial Information”;

•
“The Transactions — Liquidity and Capital Resources Following the Transactions”;

•
“The Transactions — Accounting Treatment”;

•
“Debt Financing”; and

•
“Experts.”

Those sections are incorporated herein by reference.
Item 3.    Properties.
The information required by this item is contained under the section “Parties to the Transactions — Information about Spinco and the HHNF Business” of the Information Statement and Item 2 of the Glatfelter Form 10-K. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)
Item 4.    Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the following sections of the Information Statement:

•
“The Transactions — Ownership of the Surviving Entity Following the Transactions”;

•
“Certain Beneficial Owners of Glatfelter Capital Stock”; and

•
“Certain Beneficial Owners of Berry Capital Stock.”

Those sections are incorporated herein by reference.
Item 5.    Directors and Executive Officers.
The information required by this item is contained under the following sections of the Information Statement:

•
“Questions and Answers about the Transactions — Who will serve on the Glatfelter Board following the completion of the Transactions?”;

•
“Questions and Answers about the Transactions — Will Glatfelter’s current senior management team manage the business of Glatfelter after the Transactions?”;

•
“Summary — Board of Directors and Management of Glatfelter Following the Transactions”; and

•
“The Transactions — Board of Directors and Management of Glatfelter Following the Transactions.”

Those sections are incorporated herein by reference.
Item 6.    Executive Compensation.
The information required by this item is contained under the sections “Corporate Governance and Board of Directors” and “Executive Compensation” of the Glatfelter Proxy Statement and the following sections of the Information Statement:

•
‘‘Summary — Interests of Glatfelter’s Directors and Executive Officers in the Transactions”;

•
“Summary — Effects of the Merger on Outstanding Glatfelter Equity-Based Awards”;

•
“Summary — Effects of the Spinco Distribution and the Merger on Outstanding Berry Equity-Based Awards”;

•
“Information about the Glatfelter Special Meeting — Share Issuance, Charter Amendment, Omnibus Plan and ‘Golden Parachute’ Compensation Proposals”;

•
‘‘The Transactions — Interests of Glatfelter’s Directors and Executive Officers in the Transactions”;

•
“The Transactions — Effects of the Merger on Outstanding Glatfelter Equity-Based Awards”; and

•
“The Transactions — Effects of the Spinco Distribution and the Merger on Outstanding Berry Equity-Based Awards.”

Those sections are incorporated herein by reference.
Item 7.    Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections “Corporate Governance and Board of Directors” and “Certain Relationships and Related Transactions” of the Glatfelter Proxy Statement and the following sections of the Information Statement:

•
“Questions and Answers about the Transactions — What are Glatfelter’s reasons for pursuing the Transactions?”;

•
“Summary — Recommendation of the Glatfelter Board; Glatfelter’s Reasons for the Transactions”;

•
“Summary — Berry’s Reasons for the Transactions.”

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)

•
“Summary — Interests of Glatfelter’s Directors and Executive Officers in the Transactions”;

•
“The Transactions — Background of the Transactions”;

•
“The Transactions — Recommendation of the Glatfelter Board; Glatfelter’s Reasons for the Transactions”;

•
“The Transactions — Berry’s Reasons for the Transactions”;

•
“The Transactions — Interests of Glatfelter’s Directors and Executive Officers in the Transactions”; and

•
“Certain Relationships and Related Party Transactions.”

Those sections are incorporated herein by reference.
Item 8.    Legal Proceedings.
The information required by this item is contained under the section “Parties to the Transactions — Information about Spinco and the HHNF Business” of the Information Statement and Item 3 of the Glatfelter Form 10-K. Those sections are incorporated herein by reference.
Item 9.   Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under Item 5 of the Glatfelter Form 10-K, the sections “Proposal 3: Advisory Approval of 2023 Named Executive Officer Compensation (‘Say-On-Pay’ Vote),” “Ownership of Company Stock” and “Corporate Governance and Board of Directors” of the Glatfelter Proxy Statement and the following sections of the Information Statement:

•
“Questions and Answers about the Transactions – What equity stake will Glatfelter shareholders and Berry stockholders hold in Glatfelter following the Transactions?”;

•
“Questions and Answers about the Transactions – Where will the Glatfelter shares issued in connection with the Merger be listed?”;

•
“Questions and Answers about the Transactions – Are there any appraisal rights for holders of Berry common stock?”;

•
“Questions and Answers about the Transactions – Will Berry stockholders who sell their shares of Berry common stock shortly before the completion of the Spinco Distribution and Merger still be entitled to receives shares of Glatfelter common stock with respect to the shares of Berry common stock that were sold?”;

•
“Questions and Answers about the Transactions – How do the Transactions impact Berry’s dividend policy?”;

•
‘‘Summary — Effects of the Merger on Outstanding Glatfelter Equity-Based Awards”;

•
“Summary — Effects of the Spinco Distribution and the Merger on Outstanding Berry Equity-Based Awards”;

•
“Summary Historical and Pro Forma Financial Information”;

•
“Information about the Glatfelter Special Meeting — Share Issuance, Charter Amendment, Omnibus Plan, and ‘Golden Parachute’ Compensation Proposals”;

•
“Market Price and Dividend Information”;

•
“Non-GAAP Financial Measures”;

•
“The Transactions — Calculation of the Merger Consideration”;

•
“The Transactions — Trading Markets”;

•
“The Transactions — Effects of the Merger on Outstanding Glatfelter Equity-Based Awards”;

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)

•
“The Transactions — Effects of the Spinco Distribution and the Merger on Outstanding Berry Equity-Based Awards”;

•
“The Transactions — Stock Market Listing”;

•
“The Transactions — No Dissenters’ Rights/Rights of Appraisal”;

•
“Description of Capital Stock of Glatfelter”;

•
“Description of Capital Stock of Spinco”; and

•
“Comparison of Shareholders’ Rights.”

Those sections are incorporated herein by reference.
Item 10.    Recent Sales of Unregistered Securities.
On January 16, 2024, the Registrant issued 1,000 shares of its common stock to Berry Global Group, Inc. pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Registrant did not register the issuance of issued shares under the Securities Act because such issuance did not constitute a public offering.
Item 11.   Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the following sections of the Information Statement:

•
“Description of Capital Stock of Glatfelter”;

•
“Description of Capital Stock of Spinco”;

•
“Comparison of Shareholders’ Rights”; and

•
“Legal Matters.”

Those sections are incorporated herein by reference.
Item 12.    Indemnification of Directors and Officers.
The information required by this item is contained under the following sections of the Information Statement:

•
“Description of Capital Stock of Glatfelter”;

•
“Description of Capital Stock of Spinco”;

•
“Comparison of Shareholders’ Rights”; and

•
Part II, Item 20.

Those sections are incorporated herein by reference.
Item 13.    Financial Statements and Supplementary Data.
The information required by this item is contained under the section “Index to Combined Financial Statements of Spinco (the HHNF Business)” and the financial statements referenced therein beginning on page F-1 of the Information Statement and Item 8 of the Glatfelter Form 10-K. Those sections are incorporated herein by reference.
Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)
Item 15.    Financial Statements and Exhibits.
(a)
Financial Statements and Exhibits

The information required by this item is contained under the section “Index to Combined Financial Statements of Spinco (the HHNF Business)” and the financial statements referenced therein beginning on page F-1 of the Information Statement and Item 8 of the Glatfelter Form 10-K. Those sections are incorporated herein by reference.
(b)
Exhibits

The following documents are filed as exhibits hereto:
Exhibit	Description
2.1	RMT Transaction Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Treasure Merger Sub I, Inc., Treasure Merger Sub II, LLC, Berry Global Group, Inc., and Treasure Holdco, Inc. (attached as Annex A to Exhibit 99.1 which forms part of this registration statement).†
2.2	Separation and Distribution Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Berry Global Group, Inc., and Treasure Holdco, Inc. (attached as Annex B to Exhibit 99.1 which forms part of this registration statement).†
3.1	Certificate of Incorporation of Treasure Holdco, Inc.
3.2	Amended and Restated Certificate of Incorporation of Treasure Holdco, Inc.*
3.3	Bylaws of Treasure Holdco, Inc.
10.1	Tax Matters Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Berry Global Group, Inc., and Treasure Holdco, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Glatfelter Corporation filed on February 12, 2024).
10.2	Employee Matters Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Berry Global Group, Inc., and Treasure Holdco, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Glatfelter Corporation filed on February 12, 2024).†
10.3	Form of Transition Services Agreement, by and among Berry Global, Inc. and Treasure Merger Sub II, LLC.*
21.1	List of Subsidiaries of Treasure Holdco, Inc.*
99.1	Proxy Statement/Prospectus of Glatfelter Corporation.
99.2	Annual Report on Form 10-K of Glatfelter Corporation for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 28. 2024, which is incorporated by reference herein. Exhibits to the Annual Report on Form 10-K are not included in Exhibit 99.2.
99.3	Definitive Proxy Statement on Schedule 14A of Glatfelter Corporation, filed with the Securities and Exchange Commission on March 26, 2024, which is incorporated by reference herein.
99.4	Consent of J.P. Morgan Securities LLC (included in Annex D to Exhibit 99.1 which forms part of this registration statement).*
99.5	2024 Omnibus plan, dated [•] (attached as Annex E to Exhibit 99.1 which forms part of this registration statement).*

*
To be filed by amendment.

†
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the RMT Transaction Agreement, the Separation and Distribution Agreement, and the Employee Matters Agreement have been omitted. Treasure Holdco, Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission upon request.

Confidential Treatment Requested by Treasure Holdco, Inc.
Pursuant to Rule 83 of the Securities and Exchange Commission’s Rules of Practice (17 C.F.R. Section 200.83)
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
TREASURE HOLDCO, INC.
Dated:	By: Name: Title: